As filed with the Securities and Exchange Commission on July 17, 2019	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Genmab A/S
(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable
(Translation of issuer’s name into English)

Kingdom of Denmark
(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Genmab US, Inc.
902 Carnegie Center, Suite 301
Princeton, New Jersey 08540
(609) 430-2481
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Harald Halbhuber Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☒

__________________
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one-tenth (0.1) of one ordinary share of Genmab A/S	100,000,000 American Depositary Shares	$0.05	$5,000,000	$606.00

[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.

[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement and filed as Exhibit (a)(4) to this registration statement and is incorporated herein by reference.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Required Information		Location in Form of Receipt Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office	Face of Receipt – introductory paragraph
2.	Title of Receipts and identity of deposited securities	Face of Receipt – top center
Terms of Deposit:
(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner
(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15
(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14
(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15
(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14
(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16
(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)
(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12
(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22
(x)	Limitation on the depositary’s liability	Face of Receipt – Articles 6 and 10; Reverse of Receipt – Articles 15, 16, 17 and 18
3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly	Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION
Genmab A/S (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS
(a)(1)
Deposit Agreement, dated May 31, 2013, among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed as an exhibit to Registration Statement No. 333-188759 and incorporated herein by reference.

	(a)(2)	Form of Amendment No. 1 to Deposit Agreement. — Previously filed as an exhibit to Registration Statement No. 333-188759 and incorporated herein by reference.
	(a)(3)	Form of Amended and Restated Deposit Agreement. — Previously filed as an exhibit to Registration Statement No. 333-188759 and incorporated herein by reference.
	(a)(4)	Form of American Depositary Receipt. — Filed herewith as Exhibit (a)(4).
	(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.
	(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.
	(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).
	(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).
	(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 17, 2019.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-tenth of one ordinary share of Genmab A/S.
Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Jean Paul Simoes
	Name:	Jean Paul Simoes
	Title:	Vice President

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Genmab A/S certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on July 17, 2019.
Genmab A/S

By:	/s/ Jan G. J. van de Winkel
	Name:	Jan G. J. van de Winkel
	Title:	President & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Birgitte Stephensen and Anthony Pagano, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on July 17, 2019, in the capacities indicated.

/s/ Jan G. J. van de Winkel	President & Chief Executive Officer (Principal Executive Officer)
Name: Jan G. J. van de Winkel

/s/ David A. Eatwell	Executive Vice President & Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Name: David A. Eatwell

/s/ Mats Pettersson	Chairman of the Board of Directors
Name: Mats Pettersson

/s/ Deirdre P. Connelly	Deputy Chairman of the Board of Directors
Name: Deirdre P. Connelly

/s/ Anders Gersel Pedersen	Director
Name: Anders Gersel Pedersen

/s/ Pernille Erenbjerg	Director
Name: Pernille Erenbjerg

/s/ Paolo Paoletti	Director
Name: Paolo Paoletti

/s/ Rolf Hoffman	Director
Name: Rolf Hoffman

/s/ Peter Storm Kristensen	Director
Name: Peter Storm Kristensen

/s/ Mijke Zachariasse	Director
Name: Mijke Zachariasse

/s/ Daniel J. Bruno	Director
Name: Daniel J. Bruno

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Genmab A/S, has signed this registration statement in Dunedin, Florida, United States of America on July 17, 2019.
Genmab US, Inc.

By:	/s/ David A. Eatwell
	Name:	David A. Eatwell
	Title:	Executive Vice President & Chief Financial Officer

Index to Exhibits
Exhibit	Document
(a)(4)	Form of American Depositary Receipt
(d)	Opinion of White & Case LLP, counsel to the Depositary
(e)	Certification under Rule 466